Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended March 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2014		March 31, 2013
	RMB	US$	RMB	US$
Revenue	4,550,760	739,708	3,803,552	618,253
Cost of goods sold	(3,762,407)	(611,564)	(3,066,396)	(498,431)
Gross profit	788,353	128,144	737,156	119,822
Other income	29,496	4,794	20,918	3,400
Research and development costs	(104,919)	(17,054)	(94,859)	(15,419)
Selling, general and administrative expenses	(366,216)	(59,527)	(324,304)	(52,714)
Operating profit	346,714	56,357	338,911	55,089
Finance costs	(37,800)	(6,144)	(34,194)	(5,558)
Share of profit/(loss) of associates	216	35	(6)	(1)
Share of loss of joint ventures	(15,170)	(2,466)	(15,758)	(2,561)
Profit before tax	293,960	47,782	288,953	46,969
Income tax expense	(56,181)	(9,132)	(56,406)	(9,169)
Profit for the period	237,779	38,650	232,547	37,800
Attributable to:
Equity holders of the parent	179,964	29,252	173,504	28,203
Non-controlling interests	57,815	9,398	59,043	9,597
	237,779	38,650	232,547	37,800
Net earnings per common share	4.83	0.78	4.66	0.76
Unit sales	151,909		130,744

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of March 31, 2014		As of December 31, 2013 (audited)
	RMB	US$	RMB
Cash and bank balances	2,139,771	347,811	3,561,848
Trade and bills receivables	8,960,652	1,456,519	7,437,948
Inventories	2,570,187	417,774	2,334,052
Trade and bills payables	5,762,886	936,735	5,085,349
Short-term and long-term interest-bearing loans and borrowings	1,934,321	314,416	2,259,377
Equity attributable to equity holders of the parent	6,574,513	1,068,662	6,391,573